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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED

For the transition period from                              to

Commission file number: 000-21571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TMP Worldwide Inc.
TMP Worldwide Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TMP Worldwide Inc.
622 Third Avenue
New York, New York 10017

Financial Statements and Exhibits

(A) Financial Statements:

    Financial Statements of TMP Worldwide Inc. 401(k) Savings Plan for the years ended December 31, 2001 and 2000

(B) Exhibits:

        23.1 Consent of Independent Certified Public Accountants

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, TMP Worldwide Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TMP Worldwide Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedules
Years Ended December 31, 2001 and 2000

TMP Worldwide Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedules
Years Ended December 31, 2001 and 2000

TMP Worldwide Inc.
401(k) Savings Plan

Contents

Report of Independent Certified Public Accountants	3
Financial statements:
Statements of net assets available for benefits	4
Statements of changes in net assets available for benefits	5
Notes to financial statements	6-10
Supplemental schedules:
Schedule of assets held for investment purposes at end of year	11
Schedule of nonexempt transactions	12

Report of Independent Certified Public Accountants

To the Trustee of the
    TMP Worldwide Inc.
    401(k) Savings Plan
New York, New York

        We have audited the accompanying statements of net assets available for benefits of TMP Worldwide Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and schedule of nonexempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2001, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

July 19, 2002

TMP Worldwide Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001		2000
Assets
Investments—at fair value (Note 3):
Mutual funds:
Amcent: 20th Century International Growth	$7,921,738	*	$4,872,746	*
Baron Asset Fund	—		2,633,869
Third Avenue Value Fund	9,900,933	*	—
White Oak Growth Fund	6,676,718	*	—
Neuberger & Berman Socially Responsive	—		739,609
Neuberger & Berman Partners	—		2,663,550
Oakmark Fund	12,601,626	*	6,299,577	*
Schwab S&P 500 Investor SHS	18,299,302	*	14,373,859	*
Schwab Smallcap Index	—		6,020,091	*
Scudder Greater Europe Growth	—		3,412,985
Strong Corporate Bond Fund	4,690,797		2,571,493
First Hand Technology Value Fund	325,326		—
Invesco Health Sciences Fund	403,297		—
Common/collective trust: Schwab Stable Value Fund	12,169,813	*	8,416,003	*
TMP Worldwide 401(k) Equity Unit Fund	20,427,702	*	21,710,827	*
Participant loans	1,755,497		1,205,624

Total investments	95,172,749		74,920,233

Cash	570		660

Receivables:
Participants' contributions	367,381		682,707
Employers' contributions	3,499,974		2,407,373
Amounts due from employer (Note 7)	340,924		264,073
Interest on loans and dividends	28,195		24,120

Total receivables	4,236,474		3,378,273

Total assets	99,409,793		78,299,166
Liabilities:
Amounts due to participants (Note 7)	—		50,516
Accrued expenses	62,665		—

Net assets available for benefits	$99,347,128		$78,248,650

*
represents 5% or more of the net assets available for benefits.

See accompanying notes to financial statements.

TMP Worldwide Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2001	2000
Additions:
Investment income:
Net depreciation in fair value of investments (Note 3)	$(5,803,587)	$(8,441,601)
Interest and dividends	867,755	2,464,312

	(4,935,832)	(5,977,289)

Contributions:
Participants	13,345,517	9,563,392
Employer	3,527,520	2,559,740

	16,873,037	12,123,132

Rollovers in participant balances	1,402,427	1,282,389

Assets transferred into Plan (Note 3)	16,801,699	26,449,976

Total additions	30,141,331	33,878,208

Deductions:
Benefits paid to participants	8,712,878	5,226,189
Administrative expenses	329,975	132,990

Total deductions	9,042,853	5,359,179

Net increase	21,098,478	28,519,029
Net assets available for benefits, beginning of year	78,248,650	49,729,621

Net assets available for benefits, end of year	$99,347,128	$78,248,650

See accompanying notes to financial statements.

TMP Worldwide Inc.
401(k) Savings Plan

Notes to Financial Statements

1.    Description of Plan

        The following description of the TMP Worldwide Inc. 401(k) Savings Plan and its related Trust (collectively, the "Plan") is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan's provisions.

        The Plan was adopted as of January 1, 1992 by McKelvey Enterprises, Inc. (subsequently known as Telephone Marketing Programs, Inc., which has since changed its name to TMP Worldwide Inc. ("TMP")) for the benefit of its eligible employees and the eligible employees of any other organization designated by TMP's Board of Directors.

Previous Amendments to the Plan

        From 1992 through 2000, there were amendments to the Plan, affecting vesting, eligibility, employee coverage and the source of matching funds. The description of the Plan has been modified to include these restatements and amendments.

Plan Amendments Enacted During 2001

        The Plan was further amended during 2001. The ninth Plan amendment was effective February 1, 2001. That amendment recognized service with certain entities acquired by TMP and identified protected benefits. The tenth amendment was effective January 1, 2001. That amendment modified the method of crediting service to elapsed time for eligibility and vesting features, determined entry dates as the first day of the month following the date the participant meets eligibility requirements, permitted participants to modify elective deferral rates at any time that is effective as soon as administratively feasible and limited the number of outstanding loans per participant to two. The eleventh amendment was effective June 1, 2001. That amendment permitted certain qualified retirement plans maintained by entities that have been acquired by TMP to merge into the Plan, recognized service with such entities and identified protected benefits. The twelfth amendment was effective May 1, 2001. That amendment recognized service with entities that have been acquired by TMP. An amendment and restatement of the Plan was adopted effective August 1, 2001 to comply with all applicable regulatory requirements and to switch from a prototype plan to a custom-designed plan. The thirteenth amendment was effective September 1, 2001. That amendment recognized service with entities acquired by TMP and preserved certain distribution, vesting and withdrawal provisions of the acquired plans.

General

        The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees, nonresident aliens with no U.S. source income or short term hourly consultants employed by the eResourcing Division. The Plan allows eligible employees to enter the Plan upon completion of three months of service with certain exceptions for employees of entities acquired by TMP. The Plan designated TMP as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

Contributions

        Participating employees have the option to make elective contributions of up to 15% of their compensation, as defined, subject to the limit of Internal Revenue Code Section 402(g) ($10,500 for both 2001 and 2000). Participating employers make a matching contribution equal to the elective contribution, but not more than 2% of each contributing employee's eligible compensation. The employer's matching contribution is made by purchasing units in the TMP Worldwide 401(k) Equity Unit Fund ("Employer's Stock Fund") which, in turn, purchases shares of the corporation's common stock and, to a lesser extent, an amount of short-term investments. A participating employee who makes an elective contribution, however, is only eligible for an employer matching contribution for the Plan year (the calendar year) if the employee is employed by the employer on the last day of such year or if the employee retired, died or incurred a disability during the Plan year. The Plan also provides for the employer to make additional matching contributions on behalf of nonhighly-compensated employees as necessary to satisfy applicable discrimination requirements. The employer may make discretionary non-elective contributions which are allocated in the same ratio as each participant's compensation bears to the total compensation of all participants for the Plan year.

Participants' Accounts

        Each participant's account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. Each participant's account will be credited with its share of the net investment earnings of the funds in which that account is invested. The benefits to which a participant is entitled is the amount that can be provided from the participant's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan).

Forfeitures

        Forfeitures of terminated participants' nonvested accounts may be used to pay the Plan expenses and any excess is applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contribution or profit sharing contributions. Forfeitures occur in a Plan year when a terminated participant receives the vested portion of their account or, if earlier, upon the occurrence of a participant's fifth consecutive one-year period of severance. If the terminated participant resumes employment before they incur their fifth consecutive one-year period of severance, the amount that the participant forfeited will be restored to their matching contribution or profit sharing account, as applicable. Forfeited invested accounts totaled $381,842 and $345,771 at December 31, 2001 and 2000, respectively. Forfeitures in the amount of $168,912 and $71,908 were used to pay the Plan expenses during the years ended December 31, 2001 and 2000, respectively.

Vesting

        The portion of a participant's account attributed to elective contributions, qualified nonelective contributions, and rollover contributions is nonforfeitable at all times. Vesting of other amounts (i.e., nonforfeitable rights to the portion of a participant's account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant's period of service. A period of service is measured from an employee's employment or reemployment commencement date and ends in an employee's severance from service date. Vesting starts with the completion of a period of service of two years at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with a period of service of five or more years, except for merging plans, as defined. Notwithstanding the number of years in an employee's period of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the TMP Worldwide Inc. 401(k) Savings Plan.

Payment of Benefits

        Benefits are generally payable following a participant's termination of employment, death, or disability. The portion of a participant's account attributable to benefits from a merged plan, however, is subject to specific rules, including a withdrawal of all or a portion of the participant's vested account after the attainment of age 59 1/2. Benefits are generally payable in a lump sum, but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw elective deferrals which have not previously been withdrawn, subject to certain limitations.

Participant Loans

        In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account.

        If the proceeds of the loan are to be applied to the purchase of a dwelling which will be used as a principal residence of the participant, the repayment period shall be not more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions.

        The loans are collateralized by the participants' interest in their accounts. The Employer's Stock Fund (employer matching contribution) may not be used as a source for participant loans.

Administrative Expenses

        Certain administrative expenses of the Plan and costs associated with the Employer's Stock Fund are paid by the Plan Administrator.

2.    Accounting Policies

Basis of Accounting

        The financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans which are stated at cost plus accrued interest, which approximates their fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

        Benefits are recorded when paid.

3.    Investments

        During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(5,803,587) and $(8,441,601), respectively, as follows:

	December 31,
	2001	2000
Mutual funds	$(3,311,664)	$(3,343,028)
Common/collective fund	549,309	395,121
Employer's Stock Fund	(3,041,232)	(5,493,694)

	$(5,803,587)	$(8,441,601)

        During 2001 and 2000, the Plan sponsor acquired four and nine entities which merged their retirement plans with total assets of $16,801,699 and $26,449,976, respectively, into the Plan.

4.    Income Tax Status

        The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated May 8, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). Also, the Internal Revenue Service issued an opinion letter, dated December 18, 2001, to the Administrator of the previous prototype plan (Charles Schwab Trust Company) that the prototype Plan is qualified under the appropriate sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended and restated into an individually designed document since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has requested a new determination letter. Certain issues (as disclosed in Notes 7 and 8) have been identified that will require corrections; the Plan Administrator is currently addressing such issues and expects them to be resolved with no effect on the Plan's tax-exempt status. The Plan restatement has been submitted to the Internal Revenue Service for a determination of qualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    Trustee and Custodian

        The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

        The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.

6.    Termination

        Although it has not expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants' accounts will become fully vested.

        Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

7.    Amounts Due to Participants and Amounts Due From Employer

        In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. The Plan sponsor expects the 2001 testing to be completed within the timeframe established by the IRC (within one year of the end of the Plan year). Therefore, amounts due to participants resulting from nondiscrimination testing for 2001 have not been provided in the financial statements.

        The Plan allows participants to contribute up to 15% of their compensation into the Plan subject to the maximum of $10,500. The contribution for certain participants exceeded the allowable contribution limit resulting in adjustments to employee contributions, as well as associated income by means of refunds to participants.

        At December 31, 2001 and 2000, the Plan had amounts due to participants for excess employee contributions and associated income adjustments as follows:

	2001	2000
Allowable contribution limit adjustment	$—	$26,171
Allowable contribution limit associated income adjustment	—	7,416
Nondiscrimination HCE contribution adjustment	—	13,837
Nondiscrimination associated income adjustment	—	3,092

	$—	$50,516

        At December 31, 2001 and 2000, the Plan had amounts due from employer for the current year interest accrual on late remittances (see Note 8) and corrective employer contributions as follows:

	2001	2000
Interest on late remittances	$285,527	$254,471
2001 late remittances (paid 2002)	135,740	—
2001 duplicate remittance	(89,945)	—
Nondiscrimination NHCE contribution adjustment	9,602	9,602

	$340,924	$264,073

8.    Nonexempt Transactions With Party-in-Interest

        During the Plan years ended December 31, 2001 and 2000, employee withholdings totaling $1,698,525 and $1,500,072, respectively, were not remitted within the appropriate time period. These transactions constitute prohibited transactions as defined by ERISA. Management is currently preparing the appropriate tax filing regarding these transactions. During 2001 and 2000, the Plan accrued interest income of $31,056 and $106,442, respectively, on such late remittances which were recorded as increases to amounts due from employer with an offsetting addition to interest income.

9.    Supplemental Information

        During the period from January 1, 2001 to December 31, 2001, the Plan had no lease commitments, obligations or leases in default as defined by ERISA.

TMP Worldwide Inc.
401(k) Savings Plan

Schedule of Assets Held for Investment Purposes
at End of Year

EIN: 13-3906555
Plan No. 002

December 31, 2001
(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current value
	Mutual funds:
	Amcent: 20th Century International Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		$7,921,738
	First Hand Technology Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		325,326
	Invesco Health Sciences Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		403,297
	Oakmark Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		12,601,626
*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		18,299,302
	Strong Corporate Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		4,690,797
	Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		9,900,933
	White Oak Growth Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		6,676,718
*	Common/collective trust—Schwab Stable Value Fund	Registered investment company. There is no maturity, rate of interest, collateral, par or maturity value.		12,169,813
*	TMP Worldwide 401(k) Equity Unit Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		20,427,702
*	Participant loans	5 years, at the prevailing interest rate as determined by the Plan's Administrator, collateralized by participant's account balance.		1,755,497

	Total			$95,172,749

*
A party-in-interest as defined by ERISA.

**
The cost of participant-directed investments is not required to be dislcosed.

TMP Worldwide Inc.
401(k) Savings Plan

Schedule of Nonexempt Transactions

EIN: 13-3906555
Plan No. 002

Year ended December 31, 2001
(a) Identity of party involved	(b) Relationship of plan, employer, or other party-in- interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expense incurred with transaction	(h) Cost of assets	(i) Current value of asset	(j) Net gain or (loss) on each transaction
TMP Worldwide Inc.	Plan sponsor	Employee contribution not timely remitted to the Plan	$1,698,525*	$—	$—	$—	$—	$1,698,525	$—

*
This represents total amount of contributions that have been withheld from employees, but not remitted into trust by the Plan sponsor within the prescribed time limits.

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TMP Worldwide Inc. 622 Third Avenue New York, New York 10017
SIGNATURES
TMP Worldwide Inc. 401(k) Savings Plan
Contents
Report of Independent Certified Public Accountants
TMP Worldwide Inc. 401(k) Savings Plan Statements of Net Assets Available for Benefits
TMP Worldwide Inc. 401(k) Savings Plan Statements of Changes in Net Assets Available for Benefits
TMP Worldwide Inc. 401(k) Savings Plan Notes to Financial Statements
TMP Worldwide Inc. 401(k) Savings Plan Schedule of Assets Held for Investment Purposes at End of Year
TMP Worldwide Inc. 401(k) Savings Plan Schedule of Nonexempt Transactions